Exhibit 4

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON MANAGEMENT CHANGE
Toronto, ON — March 23, 2009... Denison Mines Corp. (DML:TSX) (NYSE Amex:DNN) (“Denison” or the “Company”) reports that at the Annual Meeting of Shareholders on April 30, 2009, Mr. E. Peter Farmer will step down as Chief Executive Officer and as a Director of the Company. Candidates to replace Mr. Farmer have been identified and a search for other candidates has commenced.
Mr. Farmer has been with the Company since 1985 and has indicated that it is time for a change in leadership at Denison and the Annual Meeting is an appropriate time for this change.
Mr. Farmer said, “it has been a privilege to be a part of Denison and its exceptional Boards of Directors, officers and employees for 24 years. I thank them all for their dedication and loyalty to the company. It is time for me to pursue with more vigour, the many other activities I enjoy.”
Under Mr. Farmer’s leadership, Denison has grown to become a premier mid-tier uranium producer in North America. He has presided over the Company through good times as well as challenging times in the uranium market and throughout all cycles Denison has always maintained a reputation for excellence, dependability, and superior corporate governance.
The Board of Directors would like to thank Mr. Farmer for his outstanding contribution to Denison over the years. His dedication and loyalty to the Company are greatly appreciated and we wish him all the best in his future endeavours.
Lukas H. Lundin, Chairman of Denison, commented, “The Company is highly regarded and respected in the industry and that is due in no small part to Peter’s work over the years. I would like to express my personal gratitude to him and wish him the very best.”
About Denison
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

E. Peter Farmer	(416) 979-1991 Extension 231
Chief Executive Officer

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Operating Officer

James R. Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2008 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of Denison for the year ended December 31, 2007 and other continuous disclosure documents filed since December 31, 2007 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.